Exhibit 99.1

Strong clinical progress in H1, and transformative collaboration with Gilead announced

•	First half-year financial results:
o	Group revenues of €108.5 million
o	Operating loss of €97.6 million
o	Net loss of €95.9 million
o	Cash and cash equivalents on 30 June 2019 of €1,148 million
•	Further development of our broad and deep pipeline:
o	Reported positive data with filgotinib in FINCH 1 and 3 Phase 3 trials in rheumatoid arthritis
o	Completed recruitment of ROCCELLA Phase 2b trial with GLPG1972 in osteoarthritis, with Servier
o	Initiated GECKO Phase 2 trial in atopic dermatitis with MOR106
o	Initiated NOVESA Phase 2 trial with GLPG1690 in systemic sclerosis
o	Initiated Phase 1 of GLPG3312, a first molecule aimed at the Toledo class of novel targets
•	Entered into transformative R&D collaboration with Gilead

Webcast presentation tomorrow, 26 July 2019, at 14.00 CET/8 AM ET, www.glpg.com, +32 2 404 0659, code 6080337

Mechelen, Belgium; 25 July 2019, 22.01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) announces its unaudited first half-year results, which are further detailed in its H1 2019 report available on the Galapagos website, www.glpg.com.

“It’s our 20th anniversary year, and what a year so far,” said Onno van de Stolpe, CEO. “Our partner Gilead and we announced a transformational global R&D collaboration on 14 July, securing our company’s independent R&D for years to come. This exciting agreement is about maximizing innovation based on the identification and development of new mode of action medicines. In Q1 2019,  together with Gilead, we announced positive data from the first 24 weeks of the FINCH 1 and 3 Phase 3 trials in rheumatoid arthritis, bringing our total patient exposure to beyond 3,000 patient years. The FINCH trial safety data was consistent with the long term safety data observed in the DARWIN 3 long term extension trial, further strengthening our understanding of the impact of selective JAK1 inhibition on patient well-being. Our research engine continues to be extremely productive, with additional late stage trial starts, completion of recruitment in ROCCELLA, and our first Phase 1 trial from the next-generation Toledo program for inflammation.”

“Our financial guidance for full year 2019 operational cash burn1 between €320 and €340 million is unchanged, excluding the proceeds from the recent deal announced with Gilead. Upon closing, which is expected before the end of 2019, we are entitled to an upfront payment of $3.95 billion and a $1.1 billion equity investment by our collaboration partner Gilead,” said Bart Filius, CFO and COO of Galapagos.

1The operational cash burn (or operational cash flow if this performance measure is positive) is equal to the increase or decrease in our cash and cash equivalents (excluding the effect of exchange rate differences on cash and cash equivalents), minus :

(i) the net proceeds, if any, from share capital and share premium increases included in the net cash flows generated / used (-) in financing activities and;

Outlook 2019

Following the positive Phase 3 FINCH trial results, Gilead discussed submissions for approval of filgotinib in RA with regulatory authorities in 2019. Early July, Gilead announced that following a meeting with the U.S. FDA, a path forward for filing filgotinib in RA in 2019 has been established. Gilead intends to file filgotinib for approval in RA in Europe in Q3 2019. They also anticipate readouts from the proof-of-concept trials in Sjögren's syndrome and cutaneous lupus, and plan to launch a Phase 3 trial in psoriatic arthritis.

We will continue recruitment in our proprietary ISABELA and NOVESA trials with GLPG1690, and plan to finish recruitment of our PINTA trial with GLPG1205. For MOR106, together with our collaboration partners MorphoSys and Novartis, we plan to continue executing the Phase 1 and 2 trials.

With regard to our earlier and fully proprietary programs, we expect the Phase 1 readout of GLPG3312, our first Toledo compound, with a Phase 1 for a second Toledo compound (GLPG3970), scheduled for the second half of the year.

The Gilead transaction, which is expected to close late in the third quarter of 2019, is subject to certain closing conditions, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.

Upon closing, we are entitled to an upfront payment of $3.95 billion in addition to a $1.1 billion equity investment.

(ii) the net proceeds or cash used, if any, in acquisitions or disposals of businesses; and the movement in restricted cash, if any, included in the net cash flows generated / used (-) in investing activities.

This alternative performance measure is in our view an important metric for a biotech company in the development stage.

Key figures first half-year report 2019 (unaudited)

(€ millions, except basic & diluted loss per share)

	30 June 2019 group total	30 June 2018 group total
Revenues	108.5	101.9
R&D expenditure	(177.6)	(151.4)
G&A and S&M expenses	(28.5)	(16.2)
Operating loss	(97.6)	(65.8)

Net financial result	1.8	6.9
Taxes	(0.1)	(0.1)
Net result for the period	(95.9)	(59.1)
Basic and diluted loss per share (€)	(1.76)	(1.16)

Cash and cash equivalents	1,147.9	1,066.8

First half-year report 2019

Galapagos’ financial report for the first half-year ended 30 June 2019 can be accessed via www.glpg.com/financial-reports.

Conference call and webcast presentation

Galapagos will conduct a conference call open to the public tomorrow, 26 July 2019 at 14:00 CET / 8 AM ET, which will also be webcast. To participate in the conference call, please call one of the following numbers ten minutes prior to commencement:

CODE: 6080337

USA:	+1 323 794 2423
UK:	+44 330 336 9105
Netherlands:	+31 20 721 9251
France:	+33 1 76 77 2274
Belgium:	+32 2 404 0659

A question and answer session will follow the presentation of the results. Go to www.glpg.com to access the live audio webcast. The archived webcast will also be available for replay shortly after the close of the call.

Financial calendar

24 October 2019      Third quarter 2019 results (webcast 25 October 2019)

20 February 2020     Full year 2019 results (webcast 21 February 2020)

Filgotinib and all other drug candidates mentioned in this report are investigational; their efficacy and safety have not been fully evaluated by any regulatory authority.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) discovers and develops small molecule medicines with novel modes of action, three of which show promising patient results and are currently in late-stage development in multiple diseases. Our pipeline comprises Phase 3 through to discovery programs in inflammation, fibrosis, osteoarthritis and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines. More information at www.glpg.com.

Contacts

Investors:

Elizabeth Goodwin

VP Investor Relations

+1 781 460 1784

Sofie Van Gijsel

Director IR

+32 485 19 14 15

ir@glpg.com

Media:

Carmen Vroonen

Senior Director Communications & Public Affairs

+32 473 824 874

Evelyn Fox

Director Communications

+31 6 53 591 999

communications@glpg.com

Forward-looking statements

This release may contain forward-looking statements, including, among other things, statements regarding the global R&D collaboration with Gilead and the expected timing of the closing thereof, filings and approvals relating to the transaction, the amount and timing of potential future milestone, opt-in and/or royalty payments by Gilead, Galapagos’ strategic R&D ambitions, the guidance from management (including guidance regarding the expected operational cash burn during financial year 2019), financial results, timing and/or results of clinical trials, mechanisms of action and potential commercialization of our product candidates, interaction with regulators, and build-up and development of commercial operations. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are uncertainty regarding the ability of the parties to complete the Gilead transaction considering the transaction is subject to closing conditions and any applicable antitrust clearance requirements, that Galapagos’ expectations regarding its 2019 operating expenses may be incorrect (including because one or more of its assumptions underlying its expense expectations may not be realized), Galapagos’ expectations regarding its development programs may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from Galapagos’ ongoing clinical research programs may not support registration or further development of its product candidates due to safety, efficacy or other reasons), Galapagos’ reliance on collaborations with third parties (including its collaboration partner Gilead), and estimating the commercial potential of its development programs. A further list and description of these risks, uncertainties and other risks can be found in Galapagos’ Securities and Exchange Commission (SEC) filings and reports, including in Galapagos’ most recent annual report on Form 20-F filed with the SEC and other filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.